Exhibit 99.3

Final Reminder for SINOVAC Shareholders to Vote the WHITE Proxy Card “AGAINST” Misguided Proposals 1 and 2

SINOVAC’s Board of Directors encourages shareholders to follow recommendations of leading independent proxy advisory firms ISS and Glass Lewis and VOTE to KEEP the Current Board in Place

VOTE as soon as possible – only the latest-dated vote will count

Due to limited venue capacity, shareholders are strongly encouraged to participate in the Special Meeting electronically

To learn more, including how to vote, visit: VoteSinovac.com

BEIJING, July 8, 2025 – The Board of Directors of SINOVAC Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today sent shareholders a final reminder to vote ahead of the Company’s Special Meeting of Shareholders (the “Special Meeting”) on Tuesday, July 8, 2025 at 8:00 p.m. Atlantic Standard Time (Wednesday, July 9, 2025 at 8:00 a.m. China Standard Time).

Valid shareholders are urged to follow the recommendations of leading independent proxy advisory firms, Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”), to vote the WHITE proxy card “AGAINST” proposals 1 and 2. Shareholders should vote AS SOON AS POSSIBLE to RETAIN the Current Board and OPPOSE the Reconstituted Imposter Former Board Slate.

1

SPECIAL MEETING INFORMATION

The Special Meeting will be held at Stapleton Chambers Inc., Suite No. 2, Stapleton House, Stapleton Lane, Saint John’s, Antigua and Barbuda, with online participation made available at www.cesonlineservices.com/sva25_vm. Due to limited venue capacity, shareholders are strongly encouraged to participate in the Special Meeting electronically. Once the in-person attendance limit has been reached, any additional shareholders arriving at the venue will be unable to enter, with the expectation that they will participate electronically.

SINOVAC shareholders may only participate in the online virtual meeting by registering in advance at www.cesonlineservices.com/sva25_vm prior to the deadline of 8:00 p.m. Atlantic Standard Time on July 7, 2025 (8:00 a.m. China Standard Time on July 8, 2025). Please have your voting instruction form, proxy card or other communication containing your control number available and follow the instructions to complete your registration request. Upon completing registration, shareholders will receive further instructions via email, including unique links that will allow them to access the Special Meeting and will permit them to submit questions during the Special Meeting.

ISS AND GLASS LEWIS RECOMMENDATIONS

Leading independent proxy advisory firms ISS and Glass Lewis recommend that SINOVAC shareholders vote to KEEP the current SINOVAC Board in place by voting the WHITE proxy card “AGAINST” the election of the Reconstituted Imposter Former Board Slate at the upcoming Special Meeting.

Highlights from the ISS and Glass Lewis Reports include1 (emphasis added):

•	“[T]he [current] board appears to be working to pay SVA shareholders their fair share of dividends, and to resume trading of the company's shares, which are the two most pressing issues currently facing SVA shareholders.” (ISS Report, July 3, 2025)

•	“The former board […] presided over transactions that enabled the payment of billions of dollars in dividends to minority shareholders of SLS, all while it told SVA shareholders that it had no plans to pay dividends to them.” (ISS Report, July 3, 2025)

•	“[T]he current board has demonstrated credible progress in restoring governance stability and operational normalcy. [...] The Dissident Group’s proposals, by contrast, rest on an inconsistent platform, rely on individuals linked to the governance failures of the past, and raise material questions about their ability to credibly resolve the challenges ahead.” (Glass Lewis Report, July 1, 2025)

•	“[The Dissident Group]’s shifting criticisms, from claiming dividends are insufficient to later arguing they are excessive, reflect what we view as a reactive approach that appears driven more by tactical positioning in a campaign rather than long-term value creation.” (Glass Lewis Report, July 1, 2025)

1 Permission to use quotations was neither sought nor obtained.

2

YOUR VOTE IS IMPORTANT

Your vote determines SINOVAC’s future, receipt of your dividend payments and the long-term value of your investment. The facts are clear, and so is the choice.

We urge you to vote on the WHITE proxy card:

•	“AGAINST” Proposal 1 to remove the current SINOVAC Board.
•	“AGAINST” Proposal 2 to appoint the Reconstituted Imposter Former Board Slate.

DISCARD any items you received asking you to vote for the Reconstituted Imposter Former Board Slate. If you have already voted for the Reconstituted Imposter Former Board Slate, you can subsequently revoke your vote by using the WHITE proxy card or WHITE voting instruction form to vote. Only your latest-dated vote will count!

For more details on the misdeeds and shareholder harm caused by the Imposter Former Board and Dissenting Investor Group, visit our website www.votesinovac.com.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected Hand-Foot-Mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC's Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

3

Important Additional Information and Where to Find It

In connection with SINOVAC’s Special Meeting, SINOVAC has filed with the U.S. Securities and Exchange Commission (“SEC”) and mailed to shareholders of record entitled to vote at the Special Meeting a definitive proxy statement and other documents, including a WHITE proxy card. SHAREHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS WHEN FILED WITH THE SEC AND WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and other interested parties will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from SINOVAC at its website: https://www.sinovac.com/en-us/Investors/sec_filings. You may also obtain copies of SINOVAC’s definitive proxy statement and other documents, free of charge, by contacting SINOVAC’s Investor Relations Department at ir@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s or Board’s control, which may cause actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company and Board do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contacts

Investor and Media Contact

FGS Global

Sinovac@fgsglobal.com

4